77L accounting pronouncement for Putnam Dynamic Asset Allocation
Growth Fund, March 31, 2013, semi shareholder report

In January 2013, ASU No. 2013 01 Clarifying the Scope of Disclosures About Off setting Assets and Liabilities replaced ASU No. 2011 11 Disclosures about Off setting Assets and Liabilities. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either off set in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. Putnam Management is currently evaluating the application of ASU 2013 01 and its impact, if any, on the funds financial statements.